# Mercy Vintage

## Profit and Loss
### January - December 2021

|  | TOTAL |
|---|---|
| **Income** | |
| Retailer Sales (B2B) | 43,250.84 |
| Shipping, Delivery Income | 10,249.09 |
| Store Sales | 852,389.87 |
| Discounts | -66,788.50 |
| Refunds-Allowances | -15,063.27 |
| **Total Store Sales** | **770,538.10** |
| **Total Income** | **$824,038.03** |
| **Cost of Goods Sold** | |
| Cost of Goods Sold | |
| Purchases - COGS | 482,511.75 |
| Purchases - COGS Return | -2,371.66 |
| **Total Purchases - COGS** | **480,140.09** |
| **Total Cost of Goods Sold** | **480,140.09** |
| **Total Cost of Goods Sold** | **$480,140.09** |
| **GROSS PROFIT** | **$343,897.94** |
| **Expenses** | |
| Bank Charges | 481.96 |
| Depreciation Expense | 31,350.00 |
| Disposal Fees (deleted) | 2,402.10 |
| Donation | 549.40 |
| Dues & Subscriptions | 151.97 |
| Fixtures | 188.47 |
| Insurance | 1,369.34 |
| Interest Expense | 4,345.25 |
| Legal & Professional Fees | 11,536.57 |
| Professional Enrichment | 19,683.59 |
| **Total Legal & Professional Fees** | **31,220.16** |
| Marketing | |
| Advertising | 2,064.12 |
| Promotional | 334.07 |
| **Total Marketing** | **2,398.19** |
| Meals and Entertainment | 6,306.42 |
| Merchant Service Fees | |
| Axia Fees | 742.16 |
| PayPal Fees | 3,288.58 |
| Shopify Fees | 22,563.23 |
| Square Fees | 60.64 |
| **Total Merchant Service Fees** | **26,654.61** |
| Office Expenses | 14,136.09 |

|  | TOTAL |
|---|---:|
| Payroll Expenses |  |
|   Employer Payroll Tax | 4,356.34 |
|   Payroll Fee | 1,475.48 |
|   Wages - Employees | 33,282.54 |
|   Wages - Owner | 5,562.52 |
| **Total Payroll Expenses** | **44,676.88** |
| Rent or Lease | 57,825.24 |
|   Photo Shoot Space | 1,200.00 |
|   Shared Store Space | 7,520.14 |
|   Store Front | 2,944.05 |
|   Tradeshow | 2,713.80 |
| **Total Rent or Lease** | **72,203.23** |
| Repair & Maintenance | 4,928.55 |
| Shipping and delivery expense | 7,398.43 |
| Subcontractors | 7,563.00 |
| Supplies & Materials | 8,243.92 |
| Taxes & Licenses | 3,200.00 |
| Travel | 11,346.39 |
|   Travel (Meals) | 784.27 |
| **Total Travel** | **12,130.66** |
| Utilities | 7,680.58 |
| **Total Expenses** | **$289,579.21** |
| **NET OPERATING INCOME** | **$54,318.73** |
| Other Income |  |
|   Interest Earned | 9.16 |
|   Other Income | 37,821.80 |
|   Owner's Investment | 30,000.00 |
| **Total Other Income** | **$67,830.96** |
| Other Expenses |  |
|   Miscellaneous Expense | 312.65 |
|   Penalties & Settlements | 1,626.49 |
| **Total Other Expenses** | **$1,939.14** |
| **NET OTHER INCOME** | **$65,891.82** |
| **NET INCOME** | **$120,210.55** |

# Mercy Vintage

## Balance Sheet

### As of December 31, 2021

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Banking | |
| Chase Checking (0698) | 59,899.37 |
| Chase Checking (2228-Closed Mar22) (deleted) | -84,198.64 |
| Chase Savings (0518-Closed Apr22) (deleted) | 4,447.34 |
| Chase Savings (8068-Closed Apr22) (deleted) | 578.22 |
| PayPal Bank | |
| PayPal (USD) | 3,393.27 |
| **Total PayPal Bank** | **3,393.27** |
| Venmo | 834.50 |
| **Total Banking** | **-15,045.94** |
| Cash in Drawer | 3,290.00 |
| Cash in Transit | 104.22 |
| Credit in Transit | 5,254.97 |
| **Total Bank Accounts** | **$ -6,396.75** |
| Other Current Assets | |
| Uncategorized Asset | -1,200.00 |
| **Total Other Current Assets** | **$ -1,200.00** |
| **Total Current Assets** | **$ -7,596.75** |
| Other Assets | |
| Inventory | 80,000.00 |
| **Total Other Assets** | **$80,000.00** |
| **TOTAL ASSETS** | **$72,403.25** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 20.00 |
| **Total Accounts Payable** | **$20.00** |
| Credit Cards | |
| Credit Card | |
| Bank of America (1750) | 3,196.68 |
| Chase Credit Card (5751) | 6,849.02 |
| Chase Credit Card (8862) (deleted) | 23.98 |
| **Total Credit Card** | **10,069.68** |

|  | TOTAL |
|---|---|
| **Total Credit Cards** | **$10,069.68** |
| Other Current Liabilities |  |
| Gift Card Sales | 3,882.11 |
| Gift Cards Redeemed | -1,595.13 |
| **Total Gift Card Sales** | **2,286.98** |
| Social Security Deferral (deleted) | 527.00 |
| Store Credit | 6,000.00 |
| **Total Other Current Liabilities** | **$8,813.98** |
| **Total Current Liabilities** | **$18,903.66** |
| Long-Term Liabilities |  |
| EIDL SBA | 149,900.00 |
| Laura A. Loan | 18,400.00 |
| PPP SBA (Chase #4001) | 1,256.57 |
| **Total Long-Term Liabilities** | **$169,556.57** |
| **Total Liabilities** | **$188,460.23** |
| Equity |  |
| Opening Balance Equity | -208,024.41 |
| Partner Contributions_Karen | -4,968.46 |
| Partner Contributions_Rachel | 2,525.00 |
| Partner Distributions_Karen | -335,626.52 |
| Retained Earnings | 309,826.86 |
| Net Income | 120,210.55 |
| **Total Equity** | **$ -116,056.98** |
| **TOTAL LIABILITIES AND EQUITY** | **$72,403.25** |

# Mercy Vintage

## Statement of Cash Flows

### January - December 2021

|  | TOTAL |
| --- | --- |
| OPERATING ACTIVITIES |  |
| Net Income | 120,210.55 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Uncategorized Asset | 1,200.00 |
| Inventory | -38,941.35 |
| Accounts Payable | 20.00 |
| Credit Card:Bank of America (1750) | 520.46 |
| Credit Card:Chase Credit Card (5751) | -27,842.48 |
| Credit Card:Chase Credit Card (8862) (deleted) | -241.10 |
| Gift Card Sales | 2,849.11 |
| Gift Card Sales:Gift Cards Redeemed | -1,595.13 |
| Sales Tax Payable | -6,386.94 |
| Store Credit | 6,000.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-64,417.43** |
| **Net cash provided by operating activities** | **$55,793.12** |
| FINANCING ACTIVITIES |  |
| Laura A. Loan | -12,000.00 |
| Paypal Working Capital | -5,916.53 |
| PPP SBA (Chase #4001) | -21,993.43 |
| Rachel Cubra Buy Out (deleted-1) | -33,480.10 |
| Opening Balance Equity | -228,110.38 |
| Partner Contributions_Karen | -7,593.46 |
| Partner Distributions_Karen | -77,129.52 |
| Partner Distributions_Rachel (deleted) | 228,110.38 |
| **Net cash provided by financing activities** | **$ -158,113.04** |
| NET CASH INCREASE FOR PERIOD | **$ -102,319.92** |
| Cash at beginning of period | 95,923.17 |
| CASH AT END OF PERIOD | **$ -6,396.75** |